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18000627

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consolidated Financial Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Meramec Avenue
(No. and Street)

Clayton	MO	63105-3702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Stiffelman   (314) 727-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201	Saint Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange

FOR OFFICIAL USE ONLY   FEB 2 3 2018
RECEIVED

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Stiffelman _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Consolidated Financial Investments, Inc. _____, as
of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

CARL C. BARDENHEIER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: March 30, 2020
Commission Number: 12528764

_____
Signature

President
_____
Title

Carl Bardenheier
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

December 31, 2017

CONSOLIDATED FINANCIAL INVESTMENTS, INC.
St. Louis, Missouri

Table of Contents

December 31, 2017



Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Consolidated Financial Investments, Inc.:

Opinion of the Financial Statement

We have audited the accompanying statement of financial condition of Consolidated Financial Investments, Inc. (the Company) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Consolidated Financial Investments, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Cummings, Ristau & Associates P.C.

We have served as the Company's auditor since 2003.

St. Louis, Missouri
February 15, 2018

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2017

ASSETS

Cash and cash equivalents	$ 64,501
Deposits with clearing organizations	50,000
Receivable from clearing broker	29,800
Investments in equity securities, at estimated fair value	38,415
Furniture and equipment, net of accumulated depreciation of $77,214	1,133
Other assets	8,835
	$ 192,684

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	24,338
Subordinated borrowings	80,000
	104,338
Commitments and contingencies	--
Stockholders' equity:	
Capital stock, no par value; 30,000 shares authorized; 1,250 shares issued and outstanding	21,000
Additional paid-in capital	133,280
Accumulated deficit	(65,934)
Total stockholders' equity	88,346
	$ 192,684

See accompanying notes to statement of financial condition.

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2017

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a settlement date basis, which does not differ materially from a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed on both straight-line and accelerated methods for financial reporting purposes over three to five years. Depreciation expense of $1,133 was charged to operations for the year ended December 31, 2017.

Income Taxes

The Company has elected to be taxed as a Subchapter "S" Corporation. As a Subchapter "S" Corporation, the Company does not pay federal or state corporate income taxes on its income; instead, the stockholders are liable for individual income taxes on the Company's taxable income. Therefore, no provision for federal or state income taxes is included in these financial statements.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Fair Value Measurements

The Company uses fair value measurements to make fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income, and cost approaches. Based on these approaches, the Company uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. Financial assets and liabilities carried and/or reported at fair value will be classified and disclosed in one of the following three categories:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or value assigned to such assets or liabilities.

The only assets of the Company that are carried at fair value on a recurring basis at December 31, 2017 are the trading account investments, which use Level 1 valuations.

Subsequent Events

The Company has considered all events occurring subsequent to December 31, 2017 for possible disclosures through February 15, 2018 the date these financial statements were available to be issued.

3

CONSOLDIATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

(continued)

NOTE 2 – CLEARING ARRANGEMENT
The Agreement provides the Broker with liens upon all of the Company's property held by the Broker, including, but not limited to, securities, deposits, monies, and receivables. These liens secure the Company's liabilities and obligations to the Broker. Pursuant to the Agreement, the Company maintains with the Broker, as collateral against losses due to nonperformance by its customers, a minimum deposit of $50,000.

NOTE 3 – TRADING ACCOUNT INVESTMENTS IN EQUITY SECURITIES
Investment securities owned by the Company at December 31, 2017 consisted of 500 shares of NASDAQ Stock Market, Inc. common stock, which are carried at estimated fair value based on current market quotations.

NOTE 4 – NOTE PAYABLE AND SUBORDINATED BORROWINGS
The Company entered into subordinated debt agreements with three of its stockholders on October 31, 2012 in the amount of $80,000. The subordinated debt agreements bear interest at the rate of 10%, payable quarterly through the scheduled maturity dates. Of the total $80,000 outstanding, $60,000 of such subordinated debt agreements mature on October 30, 2021, and the remaining $20,000 on October 30, 2022.

NOTE 5 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $149,229, which was $99,229 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company did not experience any material losses of this nature during the year ended December 31, 2017.

The Company does not anticipate nonperformance by the customers' counterparties in the normal course of business. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Consolidated Financial Investments, Inc.

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2017

Consolidated Financial Investments, Inc.

DECEMBER 31, 2017

Table of Contents



Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC-7)

The Board of Directors
Consolidated Financial Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Consolidated Financial Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Company's internal financial records, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
February 15, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __December 31, 2017__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(35-REV 6/17)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CONSOLIDATED FINANCIAL
INVESTMENTS INC.
222 NORTH MERAMEC AVENUE
CLAYTON, MO 63105-3702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Peters (212) 668-8700

2. A. General Assessment (item 2e from page 2) $ __801__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__424__)
      July 24, 2017
          Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   __377__

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __377__

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐
      Total (must be same as F above) $ __377__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CONSOLIDATED FINANCIAL INVESTMENTS INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __23rd__ day of __January__ , 20 __18__ .

Financial and Operations Principal (FINOP)
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 663,007

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 115,973

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. — 4,855

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,000

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) — 8,000

Total deductions — 128,828

2d. SIPC Net Operating Revenues — $ 534,179

2e. General Assessment @ .0015   Rate effective 1/1/2017 — $ 801

(to page 1, line 2.A.)

2